AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

04010304

82-34639

SEC#82-5258

MAR - 4 2004

23 February 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 20 February 2004..

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

Neil Leggett
Company Secretary

3/5

AGENiX

Company Announcement

AGENIX INVESTS FOR IMMINENT GROWTH

20 February 2004

Biotechnology company Agenix Limited (ASX: AGX NASDAQ: AGXLY) today reported a $2.1 million consolidated net loss after income tax for the six months ended December 31, 2003.

Agenix Managing Director Don Home said the loss was the result of the company executing its strategic plan to invest in sales, marketing and manufacturing infrastructure for human and animal medical diagnostic products to meet a predicted 30 per cent increase in sales for the 2005 financial year. Consistent with this strategic decision, to enable Agenix to fully access the US animal health market, the company initiated legal action against former US animal health distributor Synbiotics in September 2003.

Mr Home said the interim loss included $913,000 for the patent-related legal action against Synbiotics and the impact of the four months lost profit in the US animal health business.

He said Agenix had grown company revenue to $19.16 million compared to $18.56 million for the corresponding period last year despite having lost four trading months of animal health sales in the US.

"Sales to the new animal health distributor Vedco are running ahead of forecast on a month-by-month basis with the trend likely to continue.

"By the end of the financial year, we expect to have appointed another large animal health distributor, which is expected to deliver similar or stronger sales growth than Vedco," he said.

Mr Home said a major project milestone was achieved when the upgraded and dedicated ThromboView® Phase II production facility was approved by the Therapeutic Goods Administration (TGA). Agenix has now embarked upon the manufacture of Phase II material for the upcoming US and Canadian clinical trials.

"The very encouraging indications from the Phase I trials dictate that Agenix should continue with the plan to lodge its IND submission for ThromboView® with the United States Food and Drug Administration (FDA) in the second quarter of 2004 and commence Phase II clinical trials shortly thereafter.

"There is no doubt this project has gold standard potential and we expect revenue from ThromboView® to build to a minimum of $320 million per annum and net profit after tax to a minimum of $60 million per annum over the product's life.

"With the substantial success and milestones achieved to date during trials we have decided to bring this product to market as quickly as possible to take advantage of this opportunity.

"To support this decision we will invest $4.3million in the second half of this year. We have also made additional allowance in our second half forecast for legal expenses relating to the Synbiotics matter. The Directors are confident that the outcome of this matter will provide market access which will deliver strong

Following a review of its Milton Pharmaceuticals business, the Board determined that, given the profitability and cash flow of the business, it was in the best interests of the shareholders to retain and continue to re-engineer the business for growth.

Mr Home said the result had been a 161 per cent increase of its EBIT to $1,239,000 compared to $474,000 in the previous corresponding period.

"By the end of the financial year, we predict the Milton business will exceed its EBIT from the previous year by about $2 million as further growth opportunities are sought and low margin products are replaced with more profitable ones," he said.

Mr Home said that to support Agenix's investment in manufacturing infrastructure for production of medical diagnostic products, the company had appointed three highly experienced international Directors of Sales for human health products in Europe, Asia and North America to drive our international sales growth.

"We have been aggressively transforming Agenix during the past 12 months and we now have the structure, people, systems and support in place to capitalise on our identified market opportunities," Mr Home said.

ENDS

For more information visit: www.agenix.com

Contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300
Mobile: 0438 500 255

Released through:

Ms Stephanie Paul
Managing Director
Phillips Group
Ph: 61 7 3230 5000
Mobile: 0418 753 062

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView[â] blood clot-imaging project, which is currently undergoing human trials. ThromboView[â] uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView[â] is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView[â] is a registered trademark of AGEN Biomedical.

AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4D

HALF YEAR REPORT
FOR THE SIX MONTHS
ENDED 31 DECEMBER 2003

Reporting period: Six months ended 31 December 2003
Previous corresponding period: Six months ended 31 December 2002

Results for announcement to the market		**$ 000**
Revenues from ordinary activities	Up 3.2 % to	19,160
Profit/(loss) from ordinary activities after tax attributable to members	Down 9,814.3 % to	(2,082)
Net profit/(loss) for the period attributable to members	Down 9,814.3 % to	(2,082)
Net tangible asset backing per ordinary share ($) - previous corresponding period		0.15

	security	per security
Interim dividend - current reporting period	nil	nil
Interim dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2003 and it is not expected that it will pay a dividend in the year ended 30 June 2004.

Explanation of results

A brief explanation of the above results is set out in the review of operations section of the attached Directors' report.

AGENIX LIMITED

CONDENSED GENERAL PURPOSE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
31 DECEMBER 2003

AGENIX LIMITED
DIRECTORS' REPORT

The Board of Directors of Agenix Limited has pleasure in submitting its report in respect of the financial half year ended 31 December 2003.

Directors

The names of the directors in office during or since the end of the half year are:

Ravindran Govindan	(Executive Chairman)
Donald Home	(Managing Director)
Wong Fong Fui	(Non-executive director)
Myles Davey	(Non-executive director)

All directors held their position as a director throughout the entire half year and up to the date of this report.

Principal activities

The principal activities of the consolidated entity during the half year were:

* Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
* Manufacture and sale of pharmaceutical and neutriceutical products;
* Biotechnology research and development; and
* Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the half year.

Results

The consolidated net profit/(loss) of the consolidated entity for the half year was $(2,082,000) (2002 : $(21,000)) after income tax.

Review of operations and future prospects

The results of the consolidated entity consisted of:

	Current period				Previous period
$ 000	AGEN Biomedical	Milton Pharmaceuticals	Agenix/ Corporate	Total Agenix group	Total Agenix group
Operating revenue:					
Sales	7,306	9,253	198	16,757	16,891
Royalties and licences	1,378	0	0	1,378	1,253
START grant	441	0	0	441	0
Other	270	28	286	584	418
	9,395	**9,281**	**484**	**19,160**	**18,562**
EBITDAR	672	1,624	(1,063)	1,233	3,474
Net profit/(loss) after tax	(1,932)	973	(1,123)	(2,082)	(21)

For further details, refer to the attached media release.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

Donald Home
Managing Director

AGENIX LIMITED
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	Consolidated 31-Dec 2003 $ 000	31-Dec 2002 $ 000
Sales revenue	2	16,757	16,891
Cost of sales		(9,941)	(9,136)
Gross profit		6,816	7,755
Royalties and licences	2	1,378	1,253
Other revenues from ordinary activities	2	1,025	418
Distribution expenses		(622)	(540)
Marketing expenses		(2,813)	(2,424)
Legal fees re Synbiotics patent matter		(913)	-
Occupancy and administration expenses		(3,221)	(2,752)
Research and development expenses		(2,642)	(2,233)
Borrowing costs expense		(146)	(152)
Other expenses from ordinary activities		(805)	(1,121)
Profit/(loss) from ordinary activities before income tax (expense)/benefit		(1,943)	204
Income tax (expense)/benefit relating to ordinary activities		(139)	(225)
Net profit/(loss) attributable to members of Agenix Limited		(2,082)	(21)
Total revenues, expenses and valuation adjustments attributable to members of Agenix Limited and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners attributable to members of Agenix Limited		(2,082)	(21)
Dividend paid during the half year	4	-	-
Basic earnings/(loss) per share (cents per share)		(1.3)	0.0
Diluted earnings/(loss) per share (cents per share)		(1.3)	0.0
Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share ('000)		155,193	154,182

The accompanying notes form an integral part of this Condensed Statement of Financial Performance

AGENIX LIMITED
CONDENSED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2003

	Consolidated	
	31-Dec 2003 $ 000	30-Jun 2003 $ 000
Current assets		
Cash assets	4,750	9,475
Receivables	7,193	5,960
Inventories	6,652	6,019
Deferred tax assets	250	250
Other	1,460	844
Total current assets	**20,305**	**22,548**
Non-current assets		
Other financial assets	334	218
Property, plant and equipment	7,415	7,289
Intangible assets	9,833	10,149
Deferred tax assets	2,580	2,719
Other	3,388	2,858
Total non-current assets	**23,550**	**23,233**
Total Assets	**43,855**	**45,781**
Current liabilities		
Payables	5,791	6,043
Interest bearing liabilities	203	952
Provisions	813	548
Other	-	72
Total current liabilities	**6,807**	**7,615**
Non-current liabilities		
Interest bearing liabilities	3,201	2,551
Provisions	344	554
Deferred tax liabilities	1,087	1,087
Other	-	6
Total non-current liabilities	**4,632**	**4,198**
Total Liabilities	**11,439**	**11,813**
Net Assets	**32,416**	**33,968**
Equity		
Contributed equity	37,128	36,598
Accumulated losses	(4,712)	(2,630)
Total Equity	**32,416**	**33,968**

The accompanying notes form an integral part of this Condensed Statement of Financial Position

AGENIX LIMITED
CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Consolidated	
	31-Dec 2003	31-Dec 2002
Cash flows from operating activities	**$ 000**	**$ 000**
Receipts from customers	17,009	19,817
Payments to suppliers, employees and others	(19,398)	(15,681)
Payments relating to ThromboView® project	(2,514)	(1,717)
START grant	631	-
Income tax paid	(144)	(118)
Interest received	124	133
Borrowing costs	(98)	(111)
Net GST paid	(201)	(244)
Net operating cash flows	**(4,591)**	**2,079**
Cash flows from investing activities		
Payments for property, plant, equipment and other assets	(672)	(366)
Proceeds from sale of property, plant and equipment	26	-
Loans to other entities	-	(52)
Net investing cash flows	**(646)**	**(418)**
Cash flows from financing activities		
Repayment of borrowings	(20)	(412)
Proceeds from issue of shares	562	-
Buy back of unmarketable parcels of shares	(31)	-
Net financing cash flows	**511**	**(412)**
Net increase/(decrease) in cash held	(4,726)	1,249
Cash at the beginning of the financial period	9,476	7,499
Cash at the end of the financial period	**4,750**	**8,748**

The accompanying notes form an integral part of this Condensed Statement of Cash Flows

Note 1. Basis of preparation and statement of significant accounting policies

The half year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that this report be read in conjunction with the annual financial report as at 30 June 2003 and any public announcements made by Agenix Limited and its controlled entities during the half year ended 31 December 2003 in accordance with the continuous disclosure obligations of the Corporations Act 2001 and the Australian Stock Exchange.

(a) Basis of accounting

These condensed general purpose consolidated financial statements have been prepared for the half year ended 31 December 2003 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The half year financial report has been prepared in accordance with the historical cost convention, except for current listed shares, which are held at market value. The accounting policies used are consistent with those applied in the 30 June 2003 full financial report.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

(b) Details of reporting periods

The current reporting period is the half year ended 31 December 2003. For the statements of financial performance and cash flows, the previous corresponding period is the half year ended 31 December 2002. For the statement of financial position, the previous corresponding date is 30 June 2003.

(c) Impact of adopting AASB equivalents to IASB standards

For annual reporting periods beginning on or after 1 July 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). No attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented if IFRS were adopted. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

The potential impact on the consolidated entity's financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption in the reporting periods commencing on 1 July 2005.

Note 2. Revenues from ordinary activities

Profit from ordinary activities is after crediting the following revenue:

	Note	Consolidated 31-Dec 2003 $ 000	31-Dec 2002 $ 000
(a) Revenue from operating activities			
Revenue from the sale of goods		16,757	16,891
Revenue from royalties and licenses		1,378	1,253
Total revenues from operating activities		**18,135**	**18,144**
(b) Revenue from non-operating activities			
Profit on disposal of non-current assets		27	5
Interest from other corporations		128	214
Grants and development funding		441	-
Net realised foreign exchange gains	3	13	81
Net unrealised foreign exchange gains	3	94	8
Rental income		107	63
Other revenue		215	47
Total revenues from non-operating activities		**1,025**	**418**
Total revenues from ordinary activities		19,160	18,562

Note 3. Expenses and losses/(gains)

Depreciation and amortisation		976	1,101
Net realised foreign exchange loss/(gain)		(13)	(81)
Net unrealised foreign exchange loss/(gain)			
- conversion of US dollar bank account	(i)	319	(6)
- conversion of US dollar receivables and payables		68	-
- options and forward exchange contracts		(603)	-
- other		122	(2)
		(94)	**(8)**

(i) This unrealised loss relates to the conversion of the US dollar bank accounts to Australian dollars at the spot rate at 31 December 2003 to comply with Australian accounting standards. The funds in the US dollar bank account are intended to be used to pay US dollar outgoings in future periods.

Note 4. Dividends paid on ordinary shares

Dividends paid during the half year relating to the year ended 30 June 2003	-	-
Franked dividends (cents per share)	-	-

Note 5. Ratios

	Consolidated	
	31-Dec 2003	30-Jun 2003
(a) Net tangible asset backing		
Net tangible assets per ordinary security	$ 0.14	$ 0.15
Calculated as net assets less intangible assets less outside equity interests in those assets over the total number of shares on issue		
(b) Other ratios		
Profit/(loss) before tax / revenue	(10.1) %	1.1 %
Calculated as profit from ordinary activities before related income tax expense as a percentage of total revenue		
Profit/(loss) before tax / equity interests	(6.0) %	0.6 %
Calculated as net attributable profit to members of the company as a percentage of equity attributable to members		

Note 6. Contingent asset

In April 2003 , the Therapeutic Goods Administration recalled all batches of medicines that had been manufactured by Pan Pharmaceuticals ("Pan"). This impacted Agenix's Milton Group as two Milton products were being manufactured by Pan.

The Milton Group has expensed $792,000 in the year ended 30 June 2003 and has expensed a further $16,000 in the current half year associated with the recall of products.

Milton's insurers have denied liability under existing insurance policies due to the nature of the recall.

However, the liquidators of Pan have advised that there is ultimately likely to be a distribution to unsecured creditors of Pan of between 26 cents and 47 cents in the dollar of debt owed. Further details will be provided by the liquidator at a meeting of creditors to be held in March 2004.

Until further details become available at the creditors meeting, no asset has been recognised in the accounts .

Note 7. Contingent liability

Subsidiary AGEN Biomedical ("AGEN") filed an action in the United States District Court for the Northern District of California seeking declaratory relief that AGEN's canine heartworm product did not infringe one claim of a United States patent held by Synbiotics Inc. ("Synbiotics"), AGEN's former US distributor.

In December 2003, Synbiotics' counter claim for a preliminary injunction to prevent AGEN from selling its product in the US was denied, after the court found that Synbiotics had failed to establish a probability of success on the merits of its infringement allegations.

The matter will proceed to trial if not settled beforehand.

Legal fees in relation to this matter are being expensed as incurred. Other than legal fees, the Directors are of the view that the consolidated entity will not be liable for damages or other costs in relation to this matter.

Note 8. Segment reporting

	Medical diagnostics		Pharma-ceuticals		Molecular Biology		Elimination		Consolidation	
	2003 $ 000	**2002 $ 000**	**2003 $ 000**	**2002 $ 000**	**2003 $ 000**	**2002 $ 000**	**2003 $ 000**	**2002 $ 000**	**2003 $ 000**	**2002 $ 000**
Revenue										
Segment revenue	9,395	8,686	9,281	9,210	198	248	-	-	18,874	18,144
Unallocated revenue									286	418
Total revenue									19,160	18,562
Results										
Segment result	(1,793)	1,569	973	456	85	92	-	-	(735)	2,117
Unallocated									(1,208)	(1,913)
Consolidated profit / (loss) before income tax									(1,943)	204
Income tax (expense) / benefit									(139)	(225)
Net profit / (loss)									(2,082)	(21)

AGENIX LIMITED
DIRECTORS' DECLARATION

The directors declare that:

(a) the condensed financial statements and associated notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable and the companies and the parent entity who are party to the deed of cross guarantee, will together be able to meet any obligations or liabilities to which they are, or may become subject to by virtue of the deed of cross guarantee.

This statement has been made in accordance with a resolution of directors.

Donald Home
Managing Director
Brisbane
20 February 2004

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent review report to members of Agenix Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Agenix Limited and its controlled entities (the consolidated entity), for the half-year ended 31 December 2003. The consolidated entity comprises both the company and the entities it controlled during that half-year.

The directors of the consolidated entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the consolidated entity, and in order for the consolidated entity to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the consolidated entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our review of the financial report, we were engaged to undertake other non-audit services during the period. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Agenix Limited is not in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

M J Hayward

Mark Hayward
Partner

Brisbane
20 February 2004